Mail Stop 7010

      September 26, 2005

Mr. John Sottile
The Goldfield Corporation
100 Rialto Place, Suite 500
Melbourne, FL 32901

      Re:	The Goldfield Corporation
		Form 10-K for the year ended December 31, 2004
      Filed March 31, 2005
      File No. 1-07525

Dear Mr. Sottile:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Item 1 - Business - Electrical Construction

1. We read that the backlog number for your electrical construction business includes certain service agreements that contain multiple year terms, for which you have estimated a backlog amount. Please revise future filings to describe your estimation process. Note that
Item 101(c)(viii) of Regulation S-K indicates that you should report the amount of backlog dollars that are believed to be firm. If necessary, please revise future filings to quantify the amount of backlog dollars that are not firm.

Item 6 - Selected Financial Data

2. Please revise future filings to disclose your long-term obligations, including long-term debt. Refer to instruction 2 to
Item 301 of Regulation S-K.

Item 7 - MD&A

Results of Operations

3. In future annual and quarterly filings, when you list multiple factors that contributed to a change in your results, please quantify the impact of each factor that you identify. In addition, specifically address and discuss the electrical construction contract loss you recorded during 2004 and the negative trend of the gross profit margin in the electrical construction segment during the periods presented.

Critical Accounting Policies

4. Revise your disclosures related to your critical accounting policies in future filing to include: activity in contract loss accruals for each period by segment, the amount of taxable income required to be generated to fully realize your deferred tax asset and the expected timeframe for the resolving the environmental matter related to the former mining operations.

Cash Flow Analysis

5. Please revise future annual and quarterly filings to provide more insight into the underlying reasons behind the changes in your cash flows. In this regard, your analysis should not merely be a recitation of the line items on your cash flow statement, but instead should provide insight into why those line items changed. Refer to
Release 33-8350.

Item 8 - Financial Statements

Report of Independent Registered Public Accounting Firm

6. In accordance with Rule 202(a) of Regulation S-X, the audit opinion included in your filing must be signed by your auditors.
Please confirm to us that you will ensure that future filings with the Commission contain an electronic signature on your accountants` report.



Consolidated Statements of Operations

7. We note that your caption labeled "Total costs and expenses" appears to represent total operating expenses and that your caption labeled "Total other income, net" appears to represent non-operating income, net. Given the above, it appears that it would be more appropriate to classify your loss on sale of property and equipment as part of "Total costs and expenses." Please revise future annual and quarterly filings to make this reclassification, as we believe that the revised presentation will be more useful to your investors.

Consolidated Statements of Cash Flows

8. We note your separate presentations of operating and investing cash flows from discontinued operations in the statements of cash flows. It is not clear to us why you included the proceeds from the sale of your mining subsidiaries in net cash provided by investing activities of continuing operations. Please advise or revise future filings, to the extent applicable.

Note 1 - Summary of Significant Accounting Policies - Electrical
Construction Revenues

9. We note that you perform construction contracts pursuant to the plans and specifications of your customers, and that you account for fixed price contracts on the percentage of completion method. Supplementally tell us if you accept contracts that are not on a fixed price basis. Also tell us if your contracts permit you to bill additional amounts for change orders or to file claims for work performed outside of the scope of the original contract. If applicable, revise future filings to address these issues in your revenue recognition policy. In addition, tell us and revise future filings to disclose the terms of your service agreements and to address your revenue recognition policy for such agreements.

Note 1 - Summary of Significant Accounting Policies - Real Estate
Revenues

10. Tell us and revise future critical accounting policy disclosures to clarify when and how you determine that: construction is beyond a preliminary stage and a substantial percentage of the condominiums are under firm contracts.

Note 6 - Property, Buildings and Equipment

11. Please revise future filings, either here or in Note 1, to disclose the range of useful lives for each major category of your fixed assets. We believe that this provides important information to your investors.



Note 15 - Business Segment Information

12. Please revise future annual and quarterly filings to reconcile segmental operating income to consolidated income before income taxes, extraordinary items, discontinued operations, and the cumulative effect of changes in accounting principle. Refer to paragraphs 32(b) and 33(f) of SFAS 131.

Note 16 - Quarterly Financial Data

13. Please revise future filings to disclose gross profit. Refer to
Item 302(a)(1) of Regulation S-K.

Item 9A - Controls & Procedures

14. We note your disclosure that your Chief Executive Officer and Chief Financial Officer "concluded that such disclosure controls and procedures are sufficiently effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission`s rules and regulations." Confirm and revise future annual and quarterly filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive
Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). In addition, confirm that the use of the term "sufficiently" was not meant to qualify your officers` conclusions regarding the effectiveness of your disclosure controls and procedures and revise future annual and quarterly filings to delete this term.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2005

MD&A

15. Revise future filings to clarify the specific reasons for the decline of revenues in the electrical construction segment during 2005. In addition, tell us and revise future filings to clarify the specific facts and circumstances related to the substantial improvement of the gross profit margin in the real estate segment during 2005. Tell us and revise future filings to clarify the current status of uncompleted real estate projects, including the percent complete at each balance sheet date.


*	*	*

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-
3737
or, in her absence, to Anne McConnell, Senior Staff Accountant, at
(202) 551-3709 or the undersigned at (202) 551-3768.

      Sincerely,



      John Cash
      Accounting Branch Chief
Mr. John Sottile
The Goldfield Corporation
September 26, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE